VIRTUOSO SURGICAL, INC.

5701 Old Harding Pike, Suite 200

Nashville, Tennessee 37205

January 23, 2020

Paul Fischer

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

RE:	Virtuoso Surgical, Inc.

Offering Statement on Form 1-A

File No. 024-11136

Dear Mr. Fischer:

On January 23, 2020, Virtuoso Surgical, Inc. (the “Company”) filed Amendment No. 1 to the above-referenced Offering Statement solely for the purpose of providing the remaining exhibits necessary to complete the Offering Statement. Pursuant to Rule 252(e) promulgated under the Securities Act of 1933, as amended, the Company respectfully requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Offering Statement to be qualified by 5:00 p.m. Eastern Time on January 24, 2020, or as soon thereafter as is practicable.

If you have any questions or need any additional information, please do not hesitate to contact David Clay or me.

Sincerely,

/s/ C. Mark Pickrell
General Counsel & Chief Administrative Officer
Virtuoso Surgical, Inc.

cc:	David R. Clay

Sharon A. Carroll